SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On August 12, 2025, the Company issued a press release announcing breakthrough clinical trial results for its redesigned CGM sensor. The Company and certain of its subsidiaries also amended and restated the credit agreement governing the companies’ term loan facility with Perceptive Credit Holdings III, L.P on August 7, 2025. Copies of the press release, the amended and restated credit agreement and warrant certificate issued in connection therewith are filed herewith as Exhibits 99.1, 99.2 and 99.3.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Achieves Breakthrough Clinical Trial Results for Redesigned CGM Sensor.
99.2	Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025.
99.3	Warrant to purchase American Depositary Shares of Trinity Biotech plc, dated August 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Susan O’Connor
Susan O’Connor
Interim Chief Financial Officer

Date:  August 12, 2025